FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549		OMB APPROVAL
[_] check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5
1.		Name and Address of Reporting Person* (Last)(First)(Middle) (Street) (City)(State)(Zip)	Ward, Jimmie Ann 1330 Warwick Highway Ashburn, Georgia 31714
2.		Issuer Name and Ticker or Trading Symbol	Community National Bancorporation - CBAC
3.		I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4.		Statement for Month/Day/Year	4/9/03
5.		If Amendment, Date of Original (Month/Day/Year)
6.		Relationship of Reporting Person(s) to issuer (Check all applicable)	/X/ Director /_/ Officer (give title below) /_/ 10% Owner /_/ Other (Specify below)
7.		Individual of Joint/Group Filing (Check Applicable Line)	/X/ Form filed by One Reporting Person /_/ Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.		Title of Security (Instr. 3)	Non-Voting Series A Preferred Stock, no par value
2.		Transaction Date (Month/Day/Year)	4/9/03
2A.		Deemed Execution Date if any (Month/Day/Year)
3.	Transaction Code (Instr. 8)	Code	A
V
4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	Amount	5,000
		(A) or (D)	A
		Price	$10.00
5.		Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	5,000
6.		Ownership Form: Direct (D) or Indirect (I) (Instr. 4.)	D
7.		Nature of Indirect Beneficial Ownership

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1.	Title of Derivative Security (Instr. 3)
2.	Conversion or Exercise Price of Derivative Security
3.	Transaction Date (Month/Day/Year)
3A.	Deemed Execution Date, if any (Month/Day/Year)
4.	Transaction Code (Instr. 8)	Code
V
5.	Number of Derivative Securities Acquired () or Disposed of (D) (Instr. 3, 4 and 5)	(A)
(D)
6.	Dare Exercisable and Expiration Date (Month/Day/Year)	Date Exercisable
Expiration Date
7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	Title
Amount or Number of Shares
8.	Price of Derivative Security (Instr. 5)
9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)
10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.

Potential persons whao are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
/S/ Jimmie Ann Ward.	4/8/03
Jimmie Ann Ward. ** Signature of Reporting Person	DATE